Mail Stop 3561

April 21, 2009

Richard Jagodnik
President
Diagnostic Imaging International Corp.
848 N. Rainbow Blvd. #2494
Las Vegas, NV 89107

> **Re: Diagnostic Imaging International Corp.**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2008**
> **Filed April 17, 2009**
> **File No. 333-136436**

Dear Mr. Jagodnik:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, F-1

1. We note your response to our prior comment one in which you cite Item 3.1 of PCAOB Form 1-WD. The reference to this form does not appear relevant to our comment as it relates to the period from the firm's completion of the form to actual deregistration, thus our comment will be reissued. We note that the audit report

issued by your independent accountant makes reference to a report issued by your predecessor independent accountant, Robnett & Company. As Robnett & Company is no longer registered with the PCAOB, you may not include references to its audit in your filings with the Commission. As Robnett & Company audited your financial statements (i.e. statements of operations, changes in stockholders' equity (deficit), and cash flows) for the period from March 14, 2002 (inception) through December 31, 2006 and this cumulative period is required to be included in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that period. Please amend your filing to include an appropriate audit report for the period described above.

Item 9A – Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 37

2. We note that your response to our prior comment two indicates that you are still in the process of evaluating plans to remediate the material weaknesses in your internal control over financial reporting. Please revise to provide the appropriate disclosure once management has finalized its specific remediation plans.

Signatures, page 45

3. We note the revision to your amended filing in response to our prior comment three. However, as was previously noted, the statement: "Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated" must be accompanied by the signature(s) and title(s) of the individual(s) acting in the capacity of principal executive officer, principal financial officer, principal accounting officer, and director(s). Please revise.

Section 906 Certifications

4. It does not appear that your amended filing was accompanied by the certifications required by Section 906 of the Sarbanes-Oxley Act of 2002. Please revise.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services